UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 31,

2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the news release, which appear immediately following this page.

Investor Relations
Tel. +41-44-234 41 00
Media Relations
Tel. +41-44-234 85 00
UBS Group AG and UBS AG, News Release, 31 May

2024

31 May 2024
Ad hoc announcement pursuant to Article 53 LR.
News Release
UBS completes merger of UBS AG and Credit Suisse AG
Zurich, 31 May 2024 – UBS Group AG announces today

that it has completed the merger of UBS AG and
Credit Suisse AG. The completion of the merger within

the expected timeline was facilitated by the

strong
support from regulators across the globe.

Today,

Credit Suisse AG has been deregistered in the Commercial Register of the Canton of Zurich and has
ceased to exist as a separate entity. UBS AG has succeeded to all the rights and obligations of Credit Suisse
AG, including all outstanding Credit Suisse AG debt

instruments.

The merger facilitates the migration of clients

and operations from Credit Suisse to integrated UBS platforms over time, following business, client- and product-specific

requirements. While clients of Credit Suisse AG
have become clients of UBS AG upon the merger, they will for an interim period interact with UBS using
existing Credit Suisse platforms and tools, except

as specifically communicated.
UBS Group Chief Executive Officer Sergio P. Ermotti comments: “Today we have achieved a significant
milestone in our integration journey. The merger of our parent banks is critical to facilitating the migration of
clients onto UBS platforms. It will also unlock

the next phase of cost, capital, funding

and tax benefits from
the second half of 2024. As we embark on

this transitional phase of operational

consolidation, we will remain
focused on serving our clients, following through on

our strategy, investing in our people, and acting as a
pillar of economic support in the communities

where we live and work.”

The transition to a single US intermediate holding

company is planned for 7 June 2024, with the

merger of
Credit Suisse (Schweiz) AG and UBS Switzerland AG

continued to be expected in the third quarter of

2024,
both subject to remaining regulatory approvals.
UBS Group AG and UBS AG
Investor contact:
Switzerland:

+41-44-234 41 00
Americas:

+1-212-882 57 34
Media contact:
Switzerland:

+41-44-234 85 00
UK:

+44-207-567 47 14
Americas:

+1-212-882 58 58
APAC:

+852-297-1 82 00
www.ubs.com/media

Investor Relations
Tel. +41-44-234 41 00
Media Relations
Tel. +41-44-234 85 00
UBS Group AG and UBS AG, News Release, 31 May

2024

Cautionary statement regarding forward-looking statements
This ad hoc announcement contains statements that constitute “forward-looking statements, ”including but not limited to management’s outlook for UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals or intentions to achieve climate, sustainability and other social objectives.

While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations.

UBS’s business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC.

More detailed information about those
factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the Risk Factors filed on
Form 20-F for the UBS Group AG Annual Report for 2023, filed on 28 March 2024.

UBS is not under any obligation to (and
expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

This

Form

6-K

is

hereby

incorporated

by

reference

into

(1)

each

of

the

registration

statements

on

Form

F-3 (Registration

Numbers 333-263376, 333-272452

and 333-278934),

and on

Form S-8

(Registration Numbers
333-200634;

333-200635; 333-200641;

333-200665; 333-215254;

333-215255; 333-228653;

333-230312; 333-
249143 and 333-272975), and

into each prospectus outstanding

under any of the

foregoing registration statements,
(2) any

outstanding offering

circular or

similar document

issued or

authorized by

UBS AG

that incorporates

by
reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and
(3)

the

base prospectus

of Corporate

Asset Backed

Corporation (“CABCO”)

dated June

23,

2004 (Registration
Number 333-111572), the Form 8-K

of CABCO filed

and dated June

23, 2004 (SEC

File Number 001-13444),

and
the Prospectus Supplements relating to the CABCO Series 2004-101

Trust dated May 10, 2004 and May 17, 2004
(Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS Group AG

By: _/s/ David Kelly______________
Name:

David Kelly
Title:

Managing Director
By: _/s/ Ella Campi_______________
Name:

Ella Campi
Title:

Executive Director

UBS AG
By: _/s/ David Kelly______________
Name:

David Kelly

Title:

Managing Director
By: _/s/ Ella Campi_______________
Name:

Ella Campi
Title:

Executive Director
Date:

May 31, 2024